UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No.       )

Airgas, Inc.
(Name of Subject Company (Issuer))

Air Products and Chemicals, Inc.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

009363102
 (CUSIP Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
 (Name, Address and Telephone Numbers of Person Authorized to Receive
 Notices and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Frequently Asked Questions

1.	Why does this transaction make sense for both companies?
Combining Air Products’ global leadership in liquid bulk and tonnage gases with Airgas’ leadership in U.S. packaged gases will create the largest industrial gas company in North America and one of the largest globally – a leader with distinctive strengths and world-class competencies across all distribution channels and geographies.  We are confident that an Air Products/Airgas combination would create greater value than Airgas or Air Products could each achieve on its own.

2.	What are the benefits to Airgas stockholders?
Our offer provides Airgas’ shareholders a substantial premium and immediate liquidity in an uncertain economic environment, and removes any uncertainty with respect to future stock performance.  We believe it fully values Airgas’ complementary capabilities and long-term growth prospects.

3.	Why are Airgas and Air Products so complementary?
While Air Products has a strong and profitable packaged gas business in Europe and other key international markets, Air Products does not have a position in the U.S. packaged gas business where Airgas is the market leader.  Bringing together our complementary skills and strengths will create one of the leading integrated companies in the industrial gas business, with highly competitive positions in all modes of supply and in the world’s important geographies.

4.	What is the premium of your offer?
Our fully financed, all-cash offer of $60.00 per share reflects a premium of 38% to Airgas’ closing price yesterday of $43.53.  In addition to a substantial premium, Airgas shareholders will benefit from immediate liquidity in an uncertain economic environment through an offer which we believe fully values Airgas’ complementary capabilities and long-term growth prospects.

5.	Would the transaction be accretive to Air Products’ earnings? By how much and when?
It is expected to be immediately accretive to Air Products’ earnings per share on both a cash and GAAP basis, excluding expected one-time costs.

6.	How big are the cost synergies? From what areas do you expect they will come?
The substantial cost synergies are expected to yield savings of $250 million annually by the end of year two, primarily related to reductions in overhead and public company costs, supply chain efficiencies, and better utilization of infrastructure.

7.	How will you finance the deal?
We have secured committed financing from J.P. Morgan to complete the offer.

8.	What regulatory approvals do you need?
We will need customary regulatory approvals including U.S. antitrust.

9.	What would this combination mean for employees of both companies?
This transaction would create greater opportunities for both Airgas and Air Products employees through being part of a broader integrated industrial gas company with greater growth potential.

10.	What would this combination mean for customers of both companies?
Customers would benefit from a more robust product offering from a company with expanded resources and global scope.

* * *

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas, Inc. (“Airgas”) has commenced at this time.  In connection with the proposed transaction, Air Products and Chemicals, Inc. (“Air Products”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Air Products may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Air Products and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Air Products’ directors and executive officers in Air Products’ Annual Report on Form 10-K for the year ended September 30, 2009, which was filed with the SEC on November 25, 2009, and its proxy statement for the 2010 Annual Meeting, which was filed with the SEC on December 10, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”, “ongoing”, similar expressions, and variations or negatives of these words.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Air Products will not pursue a transaction with Airgas and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  The forward-looking statements in this release speak only as of the date of this filing.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.